UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 1*


                          UNIVISION COMMUNICATIONS INC.
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                                (Name of Issuer)

                      CLASS A COMMON STOCK, $0.01 PAR VALUE
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                         (Title of Class of Securities)

                                    914906102
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                                 (CUSIP Number)

                                Joaquin Balcarcel
                              GRUPO TELEVISA, S.A.
                         Av. Vasco de Quiroga No. 2000,
                               Edificio A, Piso 4,
                       Colonia Santa Fe 01210, Mexico, DF
                                 525-55-261-2000

                                      COPY:

                            Joshua R. Cammaker, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                  212-403-1000

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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 19, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 914906102                                                          13D
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         1.  Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Grupo Televisa, S.A.

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         2.  Check the Appropriate Box if a Member of a Group (See Instructions)


             (a)............................................................ [ ]

             (b)............................................................ [X]

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         3.  SEC Use Only.......................................................

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         4.  Source of Funds (See Instructions)

             WC, BK, OO

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         5.  Check if Disclosure of Legal Proceedings Is Required Pursuant to

             Items 2(d) or 2(e)..............................................[ ]

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         6.  Citizenship or Place of Organization

             Mexico

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Number Of           7.       Sole Voting Power
Shares Bene-
ficially Owned               39,289,534(1)(2)
By Each
Reporting           ------------------------------------------------------------
Persons With
                    8.       Shared Voting Power

                             0

                    ------------------------------------------------------------

                    9.       Sole Dispositive Power

                             39,289,534(1)(2)

                    ------------------------------------------------------------

                    10.      Shared Dispositive Power

                             (0)

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         11. Aggregate Amount Beneficially Owned by Each Reporting Person

             39,289,534(1)(2)

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         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

             (See Instructions) .............................................[ ]

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         13. Percent of Class Represented by Amount in Row (11)

             11.4% (3)

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                                       -2-

CUSIP No. 914906102                                                          13D
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--------------------------------------------------------------------------------

         14. TYPE OF REPORTING PERSON (See Instructions)

             CO
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------------------
(1) The filing of this Statement on Schedule 13D shall not be construed as an admission by Grupo Televisa, S.A. that it or any of its affiliates is the beneficial owner of any securities covered hereby for any purposes other than Section 13(d) of the Act. Grupo Televisa, S.A. disclaims that it constitutes part of a "group" with any other person with respect to shares of Univision Communications Inc.

(2) Of this number, 6,000,000 shares of Class A Common Stock and a warrant entitling the holder to purchase an additional 100,000 shares were issued to Televisa on or about April 16, 2002, upon the closing of the Fonovisa Purchase Transaction described in Item 4 of the Statement on
         Schedule 13D filed with the Securities and Exchange Commission on February 25, 2002.

(3) 11.4% when calculated on a diluted basis, based on 305,188,809 shares of common stock of the Issuer outstanding as of March 13, 2006, as reported on the Issuer's Form 14A filed on March 17, 2006, and 39,339,700 outstanding warrants.

     This Amendment No. 1 (this "Amendment") amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on February 25, 2002, by and on behalf of Grupo Televisa, S.A., a Mexican corporation, with respect to shares of Class A Common Stock, par value $.01 per share (the "Class A Stock"), of Univision Communications Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1999 Avenue of the Stars, Suite 3050, Los Angeles, California 90067. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Statement on Schedule 13D dated February 25, 2002. Unless specifically amended or modified hereby, the disclosure set forth in the Statement on Schedule 13D dated February 25, 2002 shall remain unchanged.

ITEM 2.  Identity and Background.

     The information contained in Item 2 of the Statement on Schedule 13D dated February 25, 2002 is hereby amended by replacing Schedule 1 attached thereto with a new Schedule 1 attached to this Amendment, which Schedule 1 is hereby incorporated by reference.

ITEM 4.  Purpose of Transaction.

     The information contained in Item 4 of the Statement on Schedule 13D dated February 25, 2002 is hereby amended and supplemented by replacing the penultimate paragraph thereof with the following:

     The Issuer has announced a decision by its board of directors to engage in a process to explore the Issuer's strategic alternatives to enhance shareholder value, including the possible sale of the Issuer. In light of this, Televisa is considering various alternatives to determine what, if any, course of action it may pursue, including possible plans or proposals that relate to some of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, no decision has been made as to the formulation of any such plan or proposal, and there is no assurance that Televisa will decide upon any such plan or proposal. Televisa has no agreements with any third party to form a group or consortium with respect to the Issuer.

     Televisa is also acting to designate a Class T director to the board of the Issuer pursuant to its rights as holder of the Issuer's Class T shares to fill the vacancy created by the resignation in May, 2005 of the previous Class T director.

     Except as indicated in this Schedule 13D, none of Televisa, or to the best of Televisa's knowledge, anyone listed on Schedule 1 hereto currently has any specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, Televisa may develop or consider such plans or proposals in the future.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: April 19, 2006                         GRUPO TELEVISA, S.A.

                                              By:    /s/ Joaquin Balcarcel
                                                 -------------------------------
                                              Name:  Joaquin Balcarcel
                                              Title: Vice President - Legal and
                                                     General Counsel

                                   SCHEDULE 1

            Executive Officers and Directors of Grupo Televisa, S.A.

     The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Grupo Televisa, S.A. is set forth below. Unless otherwise noted, none of such persons beneficially owns any shares of Class A Stock of the Issuer.


BOARD OF DIRECTORS


NAME AND BUSINESS ADDRESS      PRINCIPAL OCCUPATION                  CITIZENSHIP

                               (UNLESS OTHERWISE INDICATED,
                               TITLES RELATED TO RELATIONSHIP
                               WITH GRUPO TELEVISA, S.A. OR
                               ITS AFFILIATES).


Emilio Azcarraga Jean(1)       Chairman of the Board, President           Mexico
c/o Grupo Televisa, S.A.       and Chief Executive Officer and
Grupo Televisa, S.A.           President of the Executive
Av. Vasco de Quiroga No.       Committee of Grupo Televisa
2000, Edificio A, Piso 4,
Colonia Santa Fe 01210,
Mexico, DF


Maria Asuncion                 Vice Chairwoman of the Board               Mexico
Aramburuzabala Larregui        and Member of the Executive
c/o Grupo Televisa, S.A.       Committee of Grupo Televisa and
Grupo Televisa, S.A.           Vice Chairwoman of the Board
Av. Vasco de Quiroga No.       and Member of the Executive
2000, Edificio A, Piso 4,      Committee of Grupo Modelo,
Colonia Santa Fe 01210,        S.A.de C.V
Mexico, DF


Alfonso de Angoitia Noriega    Executive Vice President and               Mexico
c/o Grupo Televisa, S.A.       Member of the Executive Office
Grupo Televisa, S.A.           of the Chairman and Member of
Av. Vasco de Quiroga No.       the Executive Committee of
2000, Edificio A, Piso 4,      Grupo Televisa
Colonia Santa Fe 01210,
Mexico, DF


Pedro Aspe Armella             Chairman of the Board and Chief            Mexico
c/o Grupo Televisa, S.A.       Executive Officer of Protego
Grupo Televisa, S.A.           Asesores, S.A. de C.V.
Av. Vasco de Quiroga No.
2000, Edificio A, Piso 4,
Colonia Santa Fe 01210,
Mexico, DF

-------------------------------
(1) Mr. Azcarraga is the beneficial owner of 18,750 shares of Class A Stock in the form of stock options that are fully exercisable and that were granted to Mr. Azcarraga by the Issuer in 2004 when he was a director of the Issuer. Mr. Azacarraga has the sole power, directly or indirectly, to direct the vote and the disposition of such shares. Such share ownership represents less than .01% of the outstanding Class A Stock, calculated pursuant to Section 13(d)(3) under the Act. Groupo Televisa, S.A. disclaims any beneficial ownership of these shares of Class A Stock.

Julio Barba Hurtado            Legal Advisor to the President,            Mexico
c/o Grupo Televisa, S.A.       Prosecretary to the Board
Grupo Televisa, S.A.           and the Executive Committee
Av. Vasco de Quiroga No.       of Grupo Televisa and Secretary
2000,                          to the Audit Committee of
Edificio A, Piso 4,            Grupo Televisa
Colonia Santa Fe 01210,
Mexico, DF


Jose Antonio Baston Patino     Corporate Vice President                   Mexico
c/o Grupo Televisa, S.A.       of Television and Member
Grupo Televisa, S.A.           of the Executive Committee
Av. Vasco de Quiroga No.       of Grupo Televisa
2000, Edificio A, Piso 4,
Colonia Santa Fe 01210,
Mexico, DF


Alberto Bailleres Gonzalez     President of Grupo Bal                     Mexico
c/o Grupo Televisa, S.A.
Grupo Televisa, S.A.
Av. Vasco de Quiroga
No. 2000, Edificio A,
Piso 4, Colonia Santa Fe
01210, Mexico, DF


Manuel Jorge Cutillas Covani   Director of Bacardi Limited                 Spain
c/o Grupo Televisa, S.A.
Grupo Televisa, S.A.
Av. Vasco de Quiroga No.
2000, Edificio A, Piso 4,
Colonia Santa Fe 01210,
Mexico, DF


Carlos Fernandez Gonzalez      Chief Executive Officer and                Mexico
c/o Grupo Televisa, S.A.       Chairman of the Board of
Grupo Televisa, S.A.           Grupo Modelo, S.A. de C.V.
Av. Vasco de Quiroga No.
2000, Edificio A, Piso 4,
Colonia Santa Fe 01210,
Mexico, DF


Bernardo Gomez Martinez        Executive Vice President and               Mexico
c/o Grupo Televisa, S.A.       Member of the Executive Office
Grupo Televisa, S.A.           of the Chairman and Member of
Av. Vasco de Quiroga No.       the Executive Committee of Grupo
2000, Edificio A, Piso 4,      Televisa
Colonia Santa Fe 01210,
Mexico, DF

Claudio X. Gonzalez Laporte    Chairman of the Board and                  Mexico
c/o Grupo Televisa, S.A.       Chief Executive Officer
Grupo Televisa, S.A.           of Kimberly-Clark de Mexico,
Av. Vasco de Quiroga No.       S.A. de C.V.
2000, Edificio A, Piso 4,
Colonia Santa Fe 01210,
Mexico, DF


Roberto Hernandez Ramirez      Chairman of the Board of                   Mexico
c/o Grupo Televisa, S.A.       Banco Nacional de Mexico,
Grupo Televisa, S.A.           S.A.
Av. Vasco de Quiroga No.
2000, Edificio A, Piso 4,
Colonia Santa Fe 01210,
Mexico, DF


Enrique Krauze Kleinbort       Chief Executive Officer of                 Mexico
c/o Grupo Televisa, S.A.       Editorial Clio Libros
Grupo Televisa, S.A.           y Videos, S.A. de C.V.
Av. Vasco de Quiroga No.
2000, Edificio A, Piso 4,
Colonia Santa Fe 01210,
Mexico, DF


German Larrea Mota Velasco(2)  Chairman of the Board,                     Mexico
c/o Grupo Televisa, S.A.       Chief Executive Officer
Grupo Televisa, S.A.           and President of Grupo Mexico,
Av. Vasco de Quiroga No.        S.A. de C.V.
2000, Edificio A, Piso 4,
Colonia Santa Fe 01210,
Mexico, DF


Gilberto Perezalonso           Chief Executive Officer                    Mexico
Cifuentes                      of Corporacion GEO, S.A.
c/o Grupo Televisa, S.A.       de C.V. and Member of
Grupo Televisa, S.A.           the Audit Committee of
Av. Vasco de Quiroga No.       Grupo Televisa
2000, Edificio A, Piso 4,
Colonia Santa Fe 01210,
Mexico, DF

-------------------------------
(2) Due to time constraints in filing this Amendment No. 1 to Schedule 13D, the information regarding beneficial ownership of shares of Class A Stock by Mr. Mota has not been updated from the Statement on Schedule 13D. Any change to such information will be set forth in an Amendment hereto.

Carlos Slim Domit(3)           Chairman of the Board of                   Mexico
c/o Grupo Televisa, S.A.       Grupo Carso, S.A. de C.V.
Grupo Televisa, S.A.           and Telefonos de Mexico, S.A.
Av. Vasco de Quiroga No.       de C.V. and President of Grupo
2000, Edificio A, Piso 4,      Sanborns, S.A. de C.V.
Colonia Santa Fe 01210,
Mexico, DF


Alejandro Quintero Iniguez     Corporate Vice President of                Mexico
c/o Grupo Televisa, S.A.       Sales and Marketing and
Grupo Televisa, S.A.           Member of the Executive
Av. Vasco de Quiroga No.       Committee of Grupo Televisa
2000, Edificio A, Piso 4,
Colonia Santa Fe 01210,
Mexico, DF


Fernando Senderos Mestre       Chairman of the Board and                  Mexico
c/o Grupo Televisa, S.A.       Chief Executive Officer
Grupo Televisa, S.A.           of Grupo Desc, S.A. de C.V.
Av. Vasco de Quiroga No.
2000, Edificio A, Piso 4,
Colonia Santa Fe 01210,
Mexico, DF


Enrique F. Senior Hernandez    Executive Vice President and            Cuba with
c/o Grupo Televisa, S.A.       Managing Director of Allen              residency
Grupo Televisa, S.A.           & Company Incorporated                  in the
Av. Vasco de Quiroga No.                                               United
2000, Edificio A, Piso 4,                                              States
Colonia Santa Fe 01210,
Mexico, DF


Lorenzo H. Zambrano Trevino    Chairman of the Board and                  Mexico
c/o Grupo Televisa, S.A.       Chief Executive Officer of
Grupo Televisa, S.A.           Cemex, S.A. de C.V.
Av. Vasco de Quiroga
No.2000,
Edificio A, Piso 4,
Colonia Santa Fe 01210,
Mexico, DF

-------------------------------
(3) Mr. Slim is the beneficial owner of 8,500,000 shares of Class A Stock, purchased between March 9, 2006 and March 20, 2006. These shares were acquired by the entity Inmobiliaria Carso, S.A. de C.V. ("Carso"), of which Mr. Slim is the indirect owner of 14.58%. These shares were acquired at per share prices ranging from $32.60 to $34.41, with a weighted average price of $33.83. Each of these transactions was effected on the New York Stock Exchange through a third party broker. Such share ownership represents approximately 2.786% of the outstanding Class A Stock as calculated pursuant to Section 13(d)(3) under the Securities and Exchange Act. Mr. Slim's power to direct the vote and disposition of each of such shares may be shared with Carso and/or other persons. These shares were not acquired pursuant to any arrangement with Grupo Televisa, S.A. Grupo Televisa, S.A. disclaims any beneficial ownership of these shares of Class A Stock and is not part of a "group" with Mr. Slim or Carso within the meaning of Section 13(d)(3) under the Act with respect to shares of the Issuer.

EXECUTIVE OFFICERS

NAME AND ADDRESS               CURRENT POSITION

Emilio Azcarraga Jean(1)       Chairman of the Board, President           Mexico
c/o Grupo Televisa, S.A.       and Chief Executive Officer and
Grupo Televisa, S.A.           President of the Executive
Av. Vasco de Quiroga No.       Committee of Grupo Televisa
2000, Edificio A, Piso 4,
Colonia Santa Fe 01210,
Mexico, DF


Alfonso de Angoitia Noriega    Executive Vice President and               Mexico
c/o Grupo Televisa, S.A.       Member of the Executive Office
Grupo Televisa, S.A.           of the Chairman and Member of
Av. Vasco de Quiroga No.       the Executive Committee of Grupo
2000, Edificio A, Piso 4,      Televisa
Colonia Santa Fe 01210,
Mexico, DF


Felix Jose Araujo Ramirez      Vice President of Telesistema              Mexico
c/o Grupo Televisa, S.A.       Mexicano
Grupo Televisa, S.A.
Av. Vasco de Quiroga No.
2000, Edificio A, Piso 4,
Colonia Santa Fe 01210,
Mexico, DF


Maximiliano Arteaga Carlebach  Vice President of Operations,              Mexico
c/o Grupo Televisa, S.A.       Technical Service and
Grupo Televisa, S.A.           Television Production of
Av. Vasco de Quiroga No.       Grupo Televisa
2000, Edificio A, Piso 4,
Colonia Santa Fe 01210,
Mexico, DF


Jose Antonio Baston Patino     Corporate Vice President                   Mexico
c/o Grupo Televisa, S.A.       of Television of Grupo
Grupo Televisa, S.A.           Televisa
Av. Vasco de Quiroga No.
2000, Edificio A, Piso 4,
Colonia Santa Fe 01210,
Mexico, DF


Jean Paul Broc Haro            Chief Executive Officer                    Mexico
c/o Grupo Televisa, S.A.       of Cablevision
Grupo Televisa, S.A.
Av. Vasco de Quiroga No.
2000, Edificio A, Piso 4,
Colonia Santa Fe 01210,
Mexico, DF

NAME AND ADDRESS               CURRENT POSITION

Salvi Folch Viadero            Chief Financial Officer                    Mexico
c/o Grupo Televisa, S.A.
Grupo Televisa, S.A.
Av. Vasco de Quiroga No.
2000, Edificio A, Piso 4,
Colonia Santa Fe 01210,
Mexico, DF


Bernardo Gomez Martinez        Executive Vice President and               Mexico
c/o Grupo Televisa, S.A.       Member of the Executive Office
Grupo Televisa, S.A.           of the Chairman and Member of
Av. Vasco de Quiroga No.       the Executive Committee of
2000, Edificio A, Piso 4,      Grupo Televisa
Colonia Santa Fe 01210,
Mexico, DF


Eduardo Michelsen Delgado      Chief Executive Officer of               Colombia
c/o Grupo Televisa, S.A.       Editorial Televisa
Grupo Televisa, S.A.
Av. Vasco de Quiroga No.
2000, Edificio A, Piso 4,
Colonia Santa Fe 01210,
Mexico, DF


Jorge Eduardo Murguia Orozco   Vice President of Production               Mexico
c/o Grupo Televisa, S.A.       of Grupo Televisa
Grupo Televisa, S.A.
Av. Vasco de Quiroga No.
2000, Edificio A, Piso 4,
Colonia Santa Fe 01210,
Mexico, DF


Alejandro Quintero Iniguez     Corporate Vice President of Sales          Mexico
c/o Grupo Televisa, S.A.       and Marketing of Grupo Televisa
Grupo Televisa, S.A.
Av. Vasco de Quiroga No.
2000, Edificio A, Piso 4,
Colonia Santa Fe 01210,
Mexico, DF


Raul Rodriguez Gonzalez        Chief Executive Officer Sistema             Spain
c/o Grupo Televisa, S.A.       Radiopolis
Grupo Televisa, S.A.
Av. Vasco de Quiroga No.
2000, Edificio A, Piso 4,
Colonia Santa Fe 01210,
Mexico, DF

NAME AND ADDRESS               CURRENT POSITION

Alexandre Moreira Penna        Chief Executive Officer of Innova     Brasil with
Da Silva                                                             residency
c/o Grupo Televisa, S.A.                                             in Mexico
Grupo Televisa, S.A.
Av. Vasco de Quiroga No.
2000, Edificio A, Piso 4,
Colonia Santa Fe 01210,
Mexico, DF